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                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1 )*

Atlantic Gulf Communities Corp.
(Name of Issuer)

Common Stock, $.10 Par Value
(Title of Class of Securities)

36949700
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.,
551 Fifth Avenue, 18th Floor, New York, New York  10176, Tel:
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 30, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the Following Pages)
Page 1 of 7 Pages
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Elliott Associates, L.P., a Delaware Limited
            Partnership

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS*
            00

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7       SOLE VOTING POWER

            2,623,987

8       SHARED VOTING POWER

            0

9       SOLE DISPOSITIVE POWER

            2,623,987

10      SHARED DISPOSITIVE POWER

            0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

            2,623,987

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            18.97%

14      TYPE OF REPORTING PERSON*
            PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE,
RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE,
 AND THE SIGNATURE
ATTESTATION.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Westgate International, L.P., a Cayman Islands
            Limited Partnership

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS*
            00

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7       SOLE VOTING POWER

            0

8       SHARED VOTING POWER

            584,493

9       SOLE DISPOSITIVE POWER

            0

10      SHARED DISPOSITIVE POWER

            584,493

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

            584,493

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.23%

14      TYPE OF REPORTING PERSON*
            PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Martley International, Inc., a Delaware
            corporation

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS*
            00

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7       SOLE VOTING POWER

            0

8       SHARED VOTING POWER

            584,493

9       SOLE DISPOSITIVE POWER

            0

10      SHARED DISPOSITIVE POWER

            584,493

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

            584,493

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.23%

14      TYPE OF REPORTING PERSON*
            CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

        This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, $.10 par value (the "Common Stock"), of Atlantic Gulf Communities Corp. (the "Issuer") beneficially owned by the Reporting Persons as of July 7, 1998. This statement amends and supplements the
Schedule 13D dated July 1, 1997 filed by the Reporting Persons which, except as set forth herein, is hereby restated in its entirety.


ITEM 3. Source and Amount of Funds or Other Consideration

        The source and amount of funds used by Elliott in making purchases of the Common Stock beneficially owned by it are set forth below.

SOURCE OF FUNDS                      AMOUNT OF FUNDS
Margin accounts maintained at Merrill$8,690,657.02
Lynch, Pierce, Fenner and Smith Inc.,
Goldman Sachs & Co. and Bear Stearns

        The source and amount of funds used by Westgate in making purchases of the Common Stock beneficially owned by it are set forth below.

SOURCE OF FUNDS                      AMOUNT OF FUNDS
Margin accounts maintained at Merrill$2,150,800.00
Lynch, Pierce, Fenner and Smith Inc.


ITEM 5. Interest in Securities of the Issuer

        (a) Elliott owns 749,079 shares of Common Stock, 436,452 shares of 20% Cumulative Redeemable Convertible Preferred Stock of the Issuer ("Preferred Stock")(convertible into 912,004 shares of Common Stock) and Class A Warrants, Class B Warrants and Class C Warrants (collectively, "Warrants") exercisable into 962,904 shares of Common Stock. The total of 2,623,987 shares of Common Stock beneficially owned by Elliott constitutes 18.97% of the outstanding shares of Common Stock.

        Westgate beneficially owns 160,000 shares of Common Stock, 125,000 shares of Preferred Stock (convertible into 264,494 shares of Common Stock) and Warrants exercisable into 159,999 shares of Common Stock, together constituting 4.23% of the outstanding shares of Common Stock.

            Elliott and Westgate together beneficially own 3,208,480 shares of Common Stock, constituting 23.20% of all outstanding shares of Common Stock. Quarterly dividends on shares of Preferred Stock increase the number of shares of Common Stock into which each share of Preferred Stock is convertible.

        (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by it.

        Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock owned by Westgate. Information regarding each of Westgate and Martley for the purposes of subparagraph (b) of this Item 5 is set forth in
Item 2 above and expressly incorporated by reference herein.

        (c)  Not applicable.

        (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

            No person other than Westgate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

        (e)  Not applicable.

                      SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:
July 8, 1998     ELLIOTT ASSOCIATES, L.P.

                 By: Braxton Associates, L.P.,
                      as general partner

                      By: Braxton Associates, Inc.,
                           as general partner


                      By:/s/ Ralph DellaCamera
                           Ralph DellaCamera
                           Vice-President

                 WESTGATE INTERNATIONAL, L.P.

                 By:  Martley International, Inc., as
                      Investment Manager

                 By:/s/ Ralph DellaCamera
                      Ralph DellaCamera
                      Vice-President

                 MARTLEY INTERNATIONAL, INC.


                 By:/s/ Ralph DellaCamera
                      Ralph DellaCamera
                      Vice-President